ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

July 21, 2023

Edward B. Baer T +1 415 315 6328 edward.baer@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Anu Dubey

Re:	BondBloxx ETF Trust (the “Registrant”)

File No. 333-272788

Dear Ms. Dubey:

This letter is being filed to respond to additional telephonic comments received from you on July 19, 2023 regarding the staff of the Securities and Exchange Commission’s (the “SEC”) review of the Registrant’s proxy and registration statement on Form N-14 (together, the “Registration Statement”) relating to the proposed reorganization of the Highland/iBoxx Senior Loan ETF, a series of NexPoint Funds I (the “Target Fund”), with and into BondBloxx USD High Yield Bond Sector Rotation ETF, a series of BondBloxx ETF Trust (the “Acquiring Fund”), filed with the SEC on June 20, 2023, and the Fund’s comment response letter dated July 18, 2023, responding to initial staff comments received on June 29, 2023, June 30, 2023 and July 6, 2023 (the “Initial Letter”). The staff’s additional comments are summarized in bold to the best of our understanding, followed by the Registrant’s responses. The Registrant’s responses will be reflected, to the extent applicable, in the definitive form of the Registration Statement filed pursuant to Rule 497, which the Registrant expects to be filed on or about July 21, 2023. Capitalized terms not defined in this letter have the meanings assigned to them in the Registration Statement.

General Comments

1.	Please include the national securities exchange on which shares of the Target Fund will be listed consistent with Item 6(b) of Form N-14.

The requested change has been made.

Proxy Statement/Prospectus

2.	Given that the Target Fund discloses options risk, swaps risk and derivatives risk as principal risks and the Acquiring Fund does not disclose any such corresponding risks, please consider whether that is a difference in principal investment strategy that should also be highlighted on page 1 under “Comparison of Investment Objectives, Policies and Risks – Investment Policies and Strategies.”

The Registrant respectfully notes that while the Target Fund discloses that it may invest in certain derivatives and commodity interests, and includes such corresponding risks in its prospectus, the Target Fund has never invested in such derivatives or commodity interests. Accordingly, the Registrant confirms that there are no additional differences in principal investment strategies to be highlighted in the “Comparison of Investment Objectives, Policies and Risks” section of the Registration Statement.

3.	Please replace the proposed Section 15(f) disclosure with the following:

a.	Section 15(f)(1) of the Investment Company Act of 1940 (the “1940 Act”) permits an investment adviser to a registered investment company to receive any amount or benefit in connection with a sale of an interest in the adviser if the following two conditions are satisfied:

i.	For a period of three years after the time of such action, at least 75% of the members of the board of directors of such registered investment company are not (i) interested persons of the investment adviser of such company or (ii) interested persons of the predecessor investment adviser; and

ii.	There is not imposed an unfair burden, as defined in Section 15(f)(2)(B) of the 1940 Act, on such company as a result of such transaction or any express or implied terms, conditions, or understandings applicable thereto.

b.	The Reorganization satisfies both conditions of the safe harbor in Section 15(f)(1).

The requested change has been made.

4.	Section 15(f)(2)(B) of the 1940 Act defines unfair burden on a fund to include any arrangement, during the two years after the date on which the transaction occurs, where the adviser or predecessor or successor adviser or any interested person of any such adviser receives or is entitled to receive any compensation directly or indirectly (i) from any person in connection with the purchase or sale of securities or other property to, from, or on behalf of such company, other than ordinary compensation as principal underwriter for such company, or (ii) from such company or its security holders for other than bona fide advisory or other services.

a.	Please explain with specificity why the payment by BondBloxx to NexPoint into perpetuity is not an unfair burden on the fund under either (i) or (ii) above.

The Registrant respectfully notes that the compensation to be paid to NexPoint, as the predecessor adviser, will not be paid from the Acquiring Fund’s assets. Instead, the compensation will be paid by the Acquiring Fund’s investment adviser from its own resources. For an unfair burden to exist under Section 15(f)(2)(B) of the 1940 Act, the source of the compensation would need to be “from any person in connection with the purchase or sale of securities or other property to, from or on behalf of such company” (emphasis added) or “from such company or its security holders” (emphasis added). Further, as disclosed in the Registration Statement, the Acquiring Fund has agreed to maintain the same or lower expenses until the anniversary of the listing date of the Acquiring Fund in 2026 (i.e., three years) to avoid the appearance that the Acquiring Fund is paying or bearing the burden of the compensation payments, either directly or indirectly. Accordingly, there will not exist an unfair burden on the Acquiring Fund under either clause (i) or (ii) of Section 15(f)(2)(B).

5.	Please provide the agreement between NexPoint and BondBloxx regarding the proposed compensation related to the Reorganization.

The Registrant respectfully declines to provide a copy of the agreement between NexPoint and BondBloxx. The agreement discusses commercial terms beyond the proposed compensation arrangement and expense allocation details already disclosed in the Registration Statement that are neither relevant nor appropriate for disclosure.

6.	On page 44 under “Board Considerations in Approving the Reorganization,” the fifth bullet notes that the Target Trust Board considered “the investment experience, expertise, and financial resources of, and the nature and quality of the services of BondBloxx and DIFA.” Please explain how the Target Trust Board concluded that the services to be provided by BondBloxx and DIFA were commensurate with those provided by NexPoint.

The Target Trust Board’s responsibility is to consider a proposed plan of reorganization and make a determination as to whether participation in the merger is in the best interest of the Target Fund and that Target Fund shareholders will not be diluted as a result. The Target Trust Board is not responsible for the approval of an investment advisory contract with BondBloxx under Section 15(c). That being said, the Target Trust Board did conduct an extensive review process to consider the nature and quality of the services to be provided by BondBloxx and DIFA.

The Target Trust Board considered the Reorganization at meetings held on September 16, 2021, June 9, 2021, August 19, 2022, September 16, 2022, December 8, 2022, February 23, 2023, and May 15, 2023. The Target Trust Board reviewed detailed information regarding the Reorganization, including written and oral presentations from NexPoint and by BondBloxx.

In their review of the investment experience, expertise, and financial resources of BondBloxx, the Target Trust Board received detailed responses from BondBloxx to an extensive information request, similar to a request that would be made in connection with a Section 15(c) review of an advisory agreement. BondBloxx responded to the information request with detailed responses, supporting schedules and documents. The Target Trust Board reviewed the responses and other information it had received and provided follow-up questions and comments. The Target Trust Board also sent an information request to NexPoint with respect to the proposed Reorganization and received information relating to the history of BondBloxx and its personnel and current business operations. The Target Trust Board also discussed with NexPoint its due diligence process with respect to the proposed Reorganization and NexPoint’s view of the nature and quality of services to be provided by BondBloxx, its history and overall financial condition, including the experience of its personnel. The Target Trust Board also received other written information from NexPoint with respect to the proposed Reorganization, including regarding BondBloxx and its credentials. The Target Trust Board took into account NexPoint’s belief that BondBloxx had the appropriate experience and expertise to manage the Acquiring Fund and to grow its asset base.

In their review of the investment experience, expertise, and financial resources of DIFA, the Target Trust Board received the full Section 15(c) response memorandum that DIFA provided to the Acquiring Trust Board in consideration of the sub-advisory agreement with DIFA. The Target Trust Board also discussed with NexPoint its view of the nature, extent and quality of services to be provided by DIFA and NexPoint’s view of the nature and quality of services to be provided by DIFA, its history and overall financial condition, including the experience and resources of DIFA and its personnel.

7.	On page 44 under “Board Considerations in Approving the Reorganization,” the third to last bullet notes that the Target Trust Board considered “any direct or indirect benefits to NexPoint or its affiliates to be realized as a result of the Reorganization, including that NexPoint will receive compensation from BondBloxx out of its own legitimate profits and not from the Acquiring Fund.” In the Initial Letter, you disclosed that NexPoint will receive 4 basis points of fund assets, which accrues on the date of the closing of the Reorganization and continues in perpetuity. Please explain in detail how such compensation will impact BondBloxx’s resources available to implement the investment strategy of the fund.

The Target Trust Board’s responsibility is not to approve an investment advisory agreement with BondBloxx, but rather to determine if the Reorganization is in the best interests of the Target Fund and its shareholders and will not result in dilution. BondBloxx has provided information relating to their resources and ability to implement the investment strategy.

In agreeing to pay compensation to NexPoint out of its own legitimate profits, BondBloxx has considered this cost in their analysis of operating the Acquiring Fund and has represented that it is able to provide sufficient resources to implement the investment strategy of the Acquiring Fund. BondBloxx advises many funds and has financial wherewithal to pay from its own resources (legitimate profits) the fees, which are calculated with respect to the Acquiring Fund but are not paid by the Acquiring Fund.

8.	Regarding Comment #7 above, please explain how the Target Trust Board considered the payment in perpetuity to NexPoint when considering the profitability of BondBloxx as the adviser.

As previously noted, the Target Trust Board’s responsibility is not to approve an investment advisory agreement with BondBloxx, but rather to determine if the Reorganization is in the best interests of the Target Fund and its shareholders and will not result in dilution. BondBloxx’s profitability, while relevant to the Acquiring Trust Board in approving an advisory agreement, is not generally a factor for a target trust board in the approval of an agreement and plan of reorganization. However, the Target Trust Board did consider, as noted above, whether BondBloxx had the resources and financial wherewithal to provide a high quality of services to the Target Fund/Acquiring Fund. The Target Trust Board also received information relating to BondBloxx and the expense limitation agreement to be entered into relating to the Acquiring Fund and the anticipated reimbursement levels to be made by BondBloxx under the same and its plans for growing the Acquiring Fund and potential for economies of scale.

The Target Trust Board was made aware of an agreement and the proposed compensation between the parties and took into account that any compensation would be paid out of BondBloxx’s own legitimate profits and not paid for by the Acquiring Fund or its shareholders.

9.	Regarding the compensation to be paid to NexPoint as discussed in Comment #7 above, please explain how the Acquiring Trust Board determined BondBloxx’s advisory fee was appropriate under the Section 15(c) process, including whether the fee paid to BondBloxx could have been 4 basis points lower than the amount approved.

The Registrant respectfully notes that the Acquiring Trust Board considered the proposed total expense ratio and the level of management fees to be charged to the Acquiring Fund when approving BondBloxx’s advisory fee. The Acquiring Trust Board also considered BondBloxx’s commitment to waive fees and reimburse expenses to keep the net total expense ratio of the Acquiring Fund at or below the Target Fund’s existing level for a period of three years. Further, while the Acquiring Trust Board was informed about the agreement between BondBloxx and NexPoint, the discussion of the agreement occurred outside of and was not a consideration during the Acquiring Trust Board’s 15(c) process since, as previously noted, the compensation payments to NexPoint under the agreement will be from BondBloxx’s own resources and not from the Acquiring Fund’s assets.

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Please do not hesitate to contact me at (415) 315-6328 if you have any comments or if you require additional information regarding the Funds.

Sincerely,

/s/ Edward B. Baer

Edward B. Baer